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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                      October                               2004
                 ----------------------------------------------------------

                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

     750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia,
                                 Canada V6C 3E1
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                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                   Form 40-F     /X/
           -----------                -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No                /X/
         ------------        -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]



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This Form 6-K consists of a material change report and a copy of the Arrangement
Agreement entered into between Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. dated October 27, 2004


                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF COMPANY

         Acetex Corporation (or the "Company")
         750 World Trade Centre
         9999 Canada Place
         Vancouver, BC  V6C 3E1

2.       DATE OF MATERIAL CHANGE

         October 27, 2004

3.       NEWS RELEASE

         A press release disclosing the material change was issued by the Company through the facilities of Canada News Wire on October 27, 2004. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         On October 27, 2004 Acetex Corporation and Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. jointly announced that they had entered into an Arrangement Agreement whereby Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. will acquire all of the issued and outstanding common shares, warrants and options of Acetex Corporation for the price of C$9.00 (US$7.38) per share and an amount for each warrant and option equal to C$9.00 (US$7.38) less the exercise price thereof, subject to a minimum of one cent per option.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On October 27, 2004 Acetex Corporation and Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. jointly announced that they had entered into an Arrangement Agreement whereby Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. will acquire 100% of the issued and outstanding common shares, warrants and options of Acetex Corporation for the price of C$9.00 (US$7.38) per share and an amount for each warrant and option equal to C$9.00 (US$7.38) less the exercise price thereof, subject to a minimum of one cent per option.

         The board of directors of Acetex Corporation has unanimously approved the Arrangement Agreement and is recommending that Acetex Corporation securityholders vote in favour of the arrangement. GMP Securities Ltd. provided an opinion to the board of directors of the Company confirming the fairness of the offer. Mr. Brooke Wade who beneficially owns or controls 8,011,198 shares of Acetex Corporation and Mr. Ken Vidalin who beneficially owns or controls 2,530,065 common shares and 781,088 options of Acetex Corporation have each entered into support agreements with Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.


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         agreeing to vote in favour of the transaction, subject to their fiduciary obligations as directors and officers of the Company.

         The transaction is to be effected by way of a statutory plan of arrangement under the BUSINESS CORPORATIONS Act (Alberta). Acetex Corporation will apply to the Court of Queen's Bench of Alberta no later than December 17, 2004 for an interim order providing for among other things the calling and holding of a meeting of shareholders, optionholders and warrantholders for the purpose of approving the arrangement. It is anticipated that the Company will mail a management proxy circular to its securityholders in December 2004 and that a meeting of the Company's securityholders will be held before January 22, 2005. The closing of the arrangement will be conditional upon the required approval of the holders of Acetex shares, options and warrants, a final order of the Court of Queen's Bench of Alberta, regulatory approvals, including filings under the HART-SCOTT-RODINO ACT, EUROPEAN COMMISSION MERGER REGULATION, COMPETITION ACT (Canada) and INVESTMENT CANADA ACT, and other customary conditions.

         The Arrangement Agreement provides that Acetex Corporation will not solicit other offers, allows Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. to match any subsequent offer and provides for a non-completion fee of $10,000,000 payable by Acetex Corporation to Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. in certain circumstances.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable

7.       OMITTED INFORMATION

         Not applicable

8.       EXECUTIVE OFFICER

         Further information regarding the matters described in this report may be obtained from Mr. Brooke Wade, Chief Executive Officer, who is knowledgeable about the details of the material change and this Report and may be contacted at (604) 680-9600.

9.       DATE OF REPORT

         DATED at Calgary, Alberta this 2nd day of November, 2004.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Acetex Corporation


                                               By:
                                                      /s/ "Brooke N. Wade"
                                               ---------------------------------
Date:                                          Name:
       October 27, 2004                                  Brooke N. Wade
                                                  Title: Chief Executive Officer